

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2024

Brian Hartigan
Chief Executive Officer and Manager
Invesco Galaxy Ethereum ETF
c/o Adam Henkel, Esq.
Invesco Capital Management LLC
3500 Lacey Road, Suite 700
Downers Grove, IL 60515

      Re: Invesco Galaxy Ethereum ETF
           Amendment No. 3 to Registration Statement on Form S-1
           Filed June 21, 2024
           File No. 333-274767

Dear Brian Hartigan:

     We have reviewed your amended registration statement and have the following comments.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 14, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1

As ether and the broader digital assets ecosystem has grown, page 26

1.   Please remove the first three sentences in the first paragraph on page 27 as the disclosure lacks the appropriate context for the referenced statements.

The venues through which cryptocurrencies (including ether) trade are relatively new, page 32

2.   We note the disclosure that certain crypto asset trading platforms may be subject to limited or no regulation. Please revise to qualify your use of this disclosure by clarifying that such platforms may be subject to regulation in a relevant jurisdiction but may not be complying.

<u>Limits on Ether Supply, page 46</u>

3.   You state here that as of March 31, 2024, approximately 120 million ether were outstanding. You also include disclosure elsewhere in the prospectus as of March 31, 2024. Please revise to update this information as of June 30, 2024, or the most recent practicable date.

<u>The Trust's Expenses, page 58</u>

4.   We note your response to prior comment 14. Please disclose, as stated in your response letter, that at this time, the Sponsor does not intend for any of the Trust's expenses payable by the Sponsor from the Sponsor Fee to be capped.

<u>Calculation of NAV, page 59</u>

5.   We note your response to prior comment 14. Please disclose, as stated in your response letter, that if the price of ether represented by the Benchmark deviates from the level established by one or more Alternative Benchmarks by more than 25 basis points, the Sponsor's Valuation Team may (but is under no obligation to) perform additional analyses and make a recommendation as to whether to utilize an Alternative Benchmark.

<u>The Prime Broker, page 71</u>

6.   Please disclose, if true and as you state in your response letter regarding prior comments 4, 16, and 19, that you expect that the Trust's ether transactions will be conducted over the counter with counterparties selected by the Execution Agent and as a result the Trust expects that the Ethereum Custodian will not transfer ether to the Trading Balance, that neither the Sponsor nor the Execution Agent expects to utilize the Prime Broker to acquire and dispose of either on behalf of the Trust or in connection with paying the Trust's expenses, and that none of the Trust's assets will typically be held by the Prime Broker.

    Please contact Mark Brunhofer at 202-551-3638 or Jason Niethamer at 202-551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Justin Dobbie at 202-551-3469 with any other questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Crypto Assets

cc: Paulita Pike